QUARTZ MOUNTAIN RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2011

QUARTZ MOUNTAIN RESOURCES LTD.

THREE AND SIX MONTHS ENDED JANUARY 31, 2011

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

QUARTZ MOUNTAIN RESOURCES LTD.

THREE AND SIX MONTHS ENDED JANUARY 31, 2011

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") for the three and six months ended January 31, 2011 and the audited consolidated financial statements for the year ended July 31, 2010, which are publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of March 12, 2011. All dollar amounts herein are expressed in United States dollars ("USD") unless stated otherwise.

1.2	Overview

Quartz Mountain is a mineral exploration company. It does not currently have an active exploration project but, with the assistance of Hunter Dickinson Services Inc. ("HDSI"), reviews mineral properties to determine whether there are any properties of merit that could be financed by the Company.

The Company's objective is to acquire an exploration project with significant upside potential. In assessing and rating projects, several key criteria are considered. The known mineralization is viewed in accordance to the geological setting and target model. An assessment is made of the project's ultimate size potential. The project's location is evaluated with respect to political, safety and investment risks, in addition to the ease of doing business. The deal structure is also examined and rated for its potential benefit to the Company's shareholders. High priority projects are evaluated in follow-up field inspections.

The Company trades on the NEX Exchange. The Company's trading symbol is QZM.H. In the United States, the Company's shares trade on the Over the Counter Bulletin Board under the symbol QZMRF.

QUARTZ MOUNTAIN RESOURCES LTD.

THREE AND SIX MONTHS ENDED JANUARY 31, 2011

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

Not required in interim MD&A.

1.4	Summary of Quarterly Results

Expressed in USD. Minor differences are due to rounding.

	Jan 31	Oct 31	July 31	Apr 30	Jan 31	Oct 31	Jul 31	Apr 30
	2011	2010	2010	2010	2010	2009	2009	2009

Current assets	$152,073	$207,578	$264,113	$313,566	$328,165	$392,760	$423,726	$446,127
Mineral property interests	1	1	1	1	1	1	1	1
Total assets	152,074	207,579	264,114	313,567	328,166	392,761	423,727	446,128

Current liabilities	23,867	40,407	29,864	27,338	16,799	75,280	55,838	58,365
Shareholders' equity	128,207	167,172	234,250	286,229	311,367	317,481	367,889	387,763
Total liabilities and shareholders' equity	152,074	207,579	264,114	313,567	328,166	392,761	423,727	446,128

Working capital	128,206	167,171	234,249	286,228	311,366	317,480	367,888	387,762

Expenses
Foreign exchange	(3,133)	(804)	4,092	(16,009)	(3,686)	2,133	(21,735)	(9,762)
Interest income	(463)	(516)	(504)	(342)	(571)	(373)	(51)	(426)
Legal, accounting and audit	9,062	21,337	11,023	10,556	18,361	5,836	5,237	5,875
Mineral property investigations	–	–	–	–	–	1,096	2,389	5,204
Office and administration	26,013	37,988	33,775	17,166	5,655	38,412	29,452	36,026
Admin cost recoveries	–	–	–	–	(23,751)	–	–	–
Shareholder communication	890	360	1,485	1,915	–	–	–	–
Regulatory, trust and filing	6,596	8,713	2,108	11,852	10,106	3,304	4,582	12,313

Loss for the quarter	$38,965	$67,078	$51,979	$25,138	$6,114	$50,408	$19,874	$49,230

Basic and diluted loss per share	$0.00	$0.01	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

Weighted average number of common shares outstanding (thousands)	13,399	13,399	13,399	13,399	13,399	13,399	13,399	13,399

QUARTZ MOUNTAIN RESOURCES LTD.

THREE AND SIX MONTHS ENDED JANUARY 31, 2011

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

Comparison to the quarter ended October 31, 2010

Comprehensive loss for the quarter ended January 31, 2011 (the "current quarter") was $38,965. This compares with a comprehensive loss for October 31, 2010 (the "previous quarter") of $67,078. The decrease in loss is mainly due to a decrease in legal, accounting and audit, office and administration, and regulatory, trust and filing expenses during the current quarter.

Legal, accounting and audit expenses decreased to $9,062 during the current quarter from $21,337 in the previous quarter. The decrease is mainly due to the following expenses occurring during the previous quarter but not in the current quarter: Legal fees associated with the review of the Company's 2010 annual report; the remaining audit fee payment relating to the 2010 fiscal year; consulting services in relation to the Company's internal controls; and additional tax consulting services provided to the Company.

Office and administration expenses decreased to $26,013 during the quarter from $37,988 in the previous quarter. The decrease is mainly due to financial services provided by HDSI relating to the Company's 2010 fiscal year end, which were mostly provided during the previous quarter. In addition, computer service fees were higher during the previous quarter.

Regulatory, trust and filing expenses decreased to $6,596 during the quarter from $8,713 in the previous quarter. The decrease is mainly due to regulatory filing service fees for the Company's 2010 annual report being incurred during the previous quarter, which are generally higher than those relating to quarterly reports.

Comparison to the three months ended January 31, 2010

Comprehensive loss for the current quarter was $38,965. This compares with a comprehensive loss of $6,114 in the second quarter of fiscal 2010. The increase in loss is mainly due to an increase in office and administration expenses and the lack of administrative cost recoveries in the current quarter.

Office and administrative expenses increased to $26,013 during the quarter from $5,655 in the same quarter of fiscal 2010. The increase is mainly due to more financial services provided by HDSI, which related to the following items: 2010 year end and 2011 Q1 filings as well as those relating to the Company's 2011 Annual General Meeting, which took place on February 10, 2011; assessment of the Company's internal controls; and IFRS scoping and assessment procedures. A credit note was issued by HDSI during the same quarter of fiscal 2010 for approximately $5,000, which also contributes to the increase. In addition, there was an increase in computer service fees during the quarter compared to the same quarter of fiscal 2010.

Administrative cost recoveries were $nil for the current quarter, which is a decrease from $23,751 during the same quarter of fiscal 2010.

QUARTZ MOUNTAIN RESOURCES LTD.

THREE AND SIX MONTHS ENDED JANUARY 31, 2011

MANAGEMENT'S DISCUSSION AND ANALYSIS

Legal, accounting and audit expenses decreased to $9,062 during the quarter from $18,361 in the same quarter of fiscal 2010. The decrease is due to non-recurring legal fees relating to US tax research being incurred in 2010.

Regulatory, trust and filing expenses decreased to $6,596 during the quarter from $10,106 in the same quarter of fiscal 2010. The decrease is due to a timing difference on the payment of regulatory fees for the Company's 2010 annual report. The fees for the 2010 filing were paid during the quarter ended October 31, 2010, whereas the 2009 fees were paid during the quarter ended January 31, 2010.

Comparison to the six months ended January 31, 2010

Comprehensive loss for the period was $106,043. This compares with a comprehensive loss of $56,522 for the same period of fiscal 2010. The increase in loss is mainly attributed to an increase in office and administration, and legal, accounting and audit expenses as well as a lack of administrative cost recoveries (which were one-off non-recurring recoveries) during the six months ended January 31, 2011.

Office and administration expenses increased to $64,001 during the period from $44,066 in the same period of fiscal 2010. Refer to the discussion in the above section Comparison to the three months ended January 31, 2010 as the increase in expenses mainly occurred during the current quarter.

Administrative cost recoveries were $nil for the period, which is a decrease from $23,751 during the same quarter of fiscal 2010. Refer to the discussion in the above section Comparison to the three months ended January 31, 2010 as the decrease in recoveries occurred during the current quarter.

Legal, accounting and audit expenses increased to $30,399 during the period from $24,197 in the same period of fiscal 2010. The increase is due to higher audit fees.

1.6	Liquidity

At January 31, 2011, the Company had working capital of $128,206 (July 31, 2010 – $234,249) which is sufficient to fund expected administrative costs and mineral property investigations for the remainder of the fiscal year. The decrease in working capital since July 31, 2010 is due to funds used for general corporate costs.

The Company has no long-term debt, capital lease obligations, operating leases or any other long-term obligations.

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

QUARTZ MOUNTAIN RESOURCES LTD.

THREE AND SIX MONTHS ENDED JANUARY 31, 2011

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7	Capital Resources

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to exploration financing is always uncertain and there can be no assurance of continued access to significant equity funding.

Additional capital will be required to fund any significant mineral property acquisitions. The Company does not have the funding at this time to complete a major mineral property acquisition, but has sufficient funding to investigate a potential acquisition. Any new mineral property acquisition will require additional financing, likely through the issuance of common shares.

The mining industry is capital intensive and there can be no certainty that the Company's existing cash balances or that the proceeds from the issuance of its common shares will provide sufficient funds for all of the Company's cash requirements. Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop any acquisitions. There is no assurance that the Company will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.

The Company had no commitments for capital expenditures as at January 31, 2011.

The Company has no lines of credit or other sources of financing which have been arranged but, are as yet unused.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

Refer to note 6 of the accompanying unaudited interim consolidated financial statements as at and for the period ended January 31, 2011.

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course of business, before the Board of Directors for consideration.

QUARTZ MOUNTAIN RESOURCES LTD.

THREE AND SIX MONTHS ENDED JANUARY 31, 2011

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.12	Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13	Changes in Accounting Policies including Initial Adoption

The required disclosure is presented in note 3 of the accompanying unaudited interim consolidated financial statements as at and for the period ended January 31, 2011.

1.14	Financial Instruments and Other Instruments

The required disclosure is provided in note 7 of the accompanying unaudited interim consolidated financial statements as at and for the period ended January 31, 2011.

1.15	Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs;

Not applicable.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

The required disclosure is presented in the unaudited interim consolidated statements of operations for the period ended January 31, 2011.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

QUARTZ MOUNTAIN RESOURCES LTD.

THREE AND SIX MONTHS ENDED JANUARY 31, 2011

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A.

Number
Common shares	13,399,426

1.15.3	Internal Controls over Financial Reporting and Disclosure Controls

Internal Controls over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements in compliance with Canadian generally accepted accounting principles. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that all relevant information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

1.16	International Financial Reporting Standards ("IFRS")

Management of the IFRS Convergence Project

The Company is evaluating its overall readiness to transition from Canadian GAAP to IFRS including the readiness of its staff, Board of Directors, Audit Committee and auditors.

The IFRS convergence project consists of three primary phases, which in certain cases will occur concurrently as IFRS is applied to specific areas:

Phase 1 – Initial Scoping and Impact Assessment Analysis: to isolate key areas that will be impacted by the transition to IFRS. This phase is substantially complete.

Phase 2 – Evaluation and Design: to identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statements. This phase is currently in progress.

Phase 3 – Implementation and Review: to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the Company's finance and other staff, as necessary. This will culminate in the collection of financial information necessary to compile IFRS compliant financial statements, including embedding IFRS principles in business processes, and Audit Committee review and approval of the financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

THREE AND SIX MONTHS ENDED JANUARY 31, 2011

MANAGEMENT'S DISCUSSION AND ANALYSIS

IFRS 1 – First Time Adoption of International Financial Reporting Standards

IFRS 1, First-time Adoption of International Financial Reporting Standards ("IFRS 1"), sets forth guidance for the initial adoption of IFRS. Commencing for the period ended October 31, 2011, being the first quarter of the 2012 fiscal year, the Company will restate its comparative fiscal 2011 financial statements for annual and interim periods to be consistent with IFRS. In addition, the Company will reconcile equity and net earnings from the then-previously reported fiscal 2011 Canadian GAAP amounts to the restated 2011 IFRS amounts.

IFRS generally requires that first-time adopters retrospectively apply all IFRS standards and interpretations in effect as at the first annual reporting date. IFRS 1 provides for certain mandatory exceptions and certain optional exemptions to this general principle.

The Company anticipates using the following IFRS 1 optional exemption:

  to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date

Changes to estimates previously made are not permitted. The estimates previously made by the Company under Canadian GAAP will not be revised for application of IFRS except where necessary to reflect any changes resulting from differences in accounting policies.

Other IFRS Considerations

The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS, the Company's interim financial statements for the three months ended October 31, 2011, will include detailed notes disclosing transitional information and disclosure of all new, IFRS-compliant accounting policies.

The Company has obtained an understanding of IFRS from intensive hands-on training of its finance personnel. Our finance personnel include employees who have experience in preparing financial statements under IFRS. The Company has evaluated the impact of the conversion on its accounting systems and has determined that significant changes to its accounting systems will not be required.

In addition, the Company is evaluating its internal and disclosure control processes as a result of its conversion to IFRS, assessing the impacts of adopting IFRS on its contractual arrangements to identify any material compliance issues and considering the impacts the transition will have on its internal planning process and compensation arrangements.